                                                                   EXHIBIT 2.1

                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT ("AGREEMENT") is made as of the 24th day of November, 1998, by and between Atlantic Premium Brands, Ltd. ("SELLER"), and Canada Dry Potomac Corporation ("PURCHASER").

                              W I T N E S S E T H:

         WHEREAS, Seller, through its beverage division, is engaged in the business of distributing specialty beverages (the "Business"); and

         WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, certain properties and assets relating to the Business as described herein under the terms and conditions herein set forth; and

         WHEREAS, unless otherwise defined herein, capitalized terms shall have the meanings ascribed to such terms in Article 15 hereof; and

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1.       PURCHASE AND SALE OF ASSETS.

         1.1 Purchase and Sale of Acquired Assets. Seller shall assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Seller, all of Seller's right title and interest in and to the Acquired Assets.

         1.2 Liabilities. Purchaser shall not assume any liability or responsibility whatsoever under the terms, conditions or other provisions of this Agreement or otherwise for any liability or obligation of Seller (absolute, contingent, accrued or otherwise), which has not been specifically assumed by Purchaser pursuant to this Agreement. If and only if Purchaser agrees to assume any liability or obligation of Seller, such liabilities and obligations shall be discharged by Purchaser after Closing when and as they become due.

2.       PRE-CLOSING ACTIVITIES, CLOSING, CONSIDERATION.

         2.1 Procedures before Closing. The following procedures shall be conducted by the parties before the Closing occurs:

             2.1.1 Glass Door Merchandisers. Within one (1) business day after the execution and delivery hereof, Seller shall deliver to Purchaser a list of all glass door merchandising machines carried on Seller's books of account, itemized by location and described in detail reasonably sufficient for each such machine to be identified by physical inspection (herein, the "Cooler List"). Purchaser may avail itself of the time before Closing to survey these machines to determine the extent to which they are still in place and in working order. If it appears to Purchaser, after a good faith effort to find the machines (or a fairly representative sample of them), that less than eleven hundred (1,100) of such machines can be found in working order, including those machines in Seller's warehouse in good working order, Purchaser shall give notice to Seller and the parties shall adjust the Purchase Price according to the number of machines that will be available to Purchaser after Closing, each machine to have a current fair market value of $300. Notwithstanding the foregoing, Purchaser acknowledges that all of such machines are delivered on an "asis", "where-is", "if-is" basis subject to Seller's warranty of good title. There shall be no other indemnity respecting such machines except as provided in this Section 2.1.1 and in Sections 3.5 and 5.5. With respect to the number of glass door merchandisers, there shall not be any adjustment to the Purchase Price other than pursuant to this Section 2.1.1 and Section 3.11 and Section 2(c) of the Escrow Agreement.

                  2.1.2 Verification of Annual Case Sales. In the place and at the time set forth in the Escrow Agreement, Seller shall make available to representatives of Purchaser the Customer List in written format of EXHIBIT
2.1.2 for all sales of Beverages in the Territory during the period November 1, 1997 through October 31, 1998, for the purpose of verifying the number of Cases of Beverages sold by Seller in the Territory for ultimate sale to consumers within the Territory. Such records shall be sorted, as well as may be, between Seller's Baltimore and Washington, D.C. areas of operations, and further sorted by channels of trade. Purchaser's representatives may examine such records at the place reasonably designated by Seller but shall not remove the records from such place, nor shall any reproductions be made. Seller's representatives may attend Purchaser's representatives throughout the examination. If Purchaser disputes (in good faith and with reasonable evidence) the total number of Cases or disputes (in good faith and with reasonable evidence) that any particular sale of Cases resulted in an ultimate consumer purchase within the Territory. Purchaser shall notify the Seller and the parties shall endeavor in good faith to resolve the dispute if any; provided, however, that whether Cases sold to Giant Food in the Territory were for ultimate sales to consumers within the Territory may not be disputed. Any dispute which is not resolved shall be entered in the Disputed Case Sales Statement and shall be dealt with as set forth in the Escrow Agreement. In the event that Undisputed Case Sales are less than 900,000, Purchaser may elect to terminate this Agreement by notice to Seller. With respect to the number of cases sold by Seller in the Territory, there shall not be any adjustment to the Purchase Price or indemnification or any other remedy other than pursuant to this Section 2.1.2 and Section 3.11 and Articles 10 and 13 and the Escrow Agreement.

                  2.1.3 Counting of Acquired Inventory. The physical counting, valuing and removal of the Acquired Inventory shall be performed in accordance with paragraph 3 of the Escrow Agreement.

         2.2 Time of Closing. The Closing for the sale and purchase of the Acquired Assets shall be held on Monday, November 30, 1998, at the Washington, D.C. offices of Blank Rome Comisky & McCauley LLP or such other place as may be agreed upon by the parties. The Closing shall be deemed to be effective as of 5:01 p.m. on the Closing Date.

         2.3 Closing Procedure. At the Closing, each party will cause to be prepared, executed and delivered all other documents reasonably required to be delivered by such party pursuant to Articles 7 and 8 of this Agreement and all other necessary, appropriate and customary documents as another party or its counsel may reasonably request for the purpose of consummating the transactions contemplated by this Agreement. Title to the Acquired Assets shall be delivered to Purchaser at the place of Closing by means of the Bill of Sale and Assignment. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

         2.4 Purchase Price. The Purchase Price shall be delivered to the Escrow Agent and the Seller in accordance with the provisions of the Escrow Agreement. The Purchase Price shall be allocated among the Acquired Assets in the manner set forth in SCHEDULE 2.4, attached.

         2.5 Notice and Payment of Seller's Creditors. At Closing, Seller shall (a) identify all of its creditors to Purchaser, (b) give notice of the bulk sale of its assets to all of its creditors and (c) pay certain of its creditors, all as set forth in Section 13, below.

         2.6      Delivery of Acquired Assets.

                  2.6.1 Acquired Inventory (and on-site glass door merchandisers) shall be delivered to Purchaser F.O.B. Seller's premises in Jessup, Maryland. For purposes of delivery of the Acquired Inventory to Purchaser, Seller shall provide access to Purchaser and the use of Seller's fork lifts to load the Acquired Inventory onto Purchaser's trucks. Risk of loss to the Acquired Inventory shall pass from Seller to Purchaser upon the physical removal of the Acquired Inventory by Purchaser from Seller's place of business. Purchaser shall reimburse Seller for any physical damage to Seller's warehouse proximately caused by Purchaser removing the Acquired Inventory. Seller shall reimburse Purchaser for all expenses incurred by Purchaser if the Acquired Inventory is not made available for delivery pursuant to this Agreement and the Escrow Agreement, including loss of the Acquired Inventory. Purchaser acknowledges that Seller does not make any guarantee or representation that there is a market for the Acquired Inventory or at what price or prices it may be sold, and that Seller expressly disclaims any such representation, warranty or guarantee. With respect of number of Cases of Beverages delivered, there shall not be any adjustment to the Purchase Price or indemnification or any other remedy other than through the process enumerated in this Section 2.6, and the Escrow Agreement.

                  2.6.2 The Customer Lists shall be delivered at Closing. Immediately after the execution and delivery of this Agreement, Seller shall deliver to Purchaser in written form the names and addresses of all the Customers with an indication for each Customer whether such Customer pays cash or is extended credit terms for inspection by Purchaser pursuant to the Escrow Agreement.



3.       REPRESENTATIONS AND WARRANTIES OF SELLER.

         Seller hereby represents and warrants to Purchaser, as follows:

         3.1 Organization; Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, and has all requisite power and authority to own and lease its properties and carry on its business as currently conducted.

         3.2 Due Authorization. Seller has full power and authority to enter into and perform this Agreement and to carry out the transactions contemplated hereby. Seller has taken all necessary action to approve the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as may be limited by the availability of equitable remedies or by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally.

         3.3 Execution and Delivery. Neither the execution and delivery by Seller of this Agreement nor the consummation by it of the transactions contemplated hereby will: (a) conflict with or result in a breach of the Articles of Incorporation or Bylaws of Seller; (b) violate any statute, law, rule or regulation or any order, writ, injunction or decree of any court or governmental authority, which violation, either individually or in the aggregate, might reasonably be expected to have a material adverse effect on the Business or operations of Seller or Purchaser's ownership of the Acquired Assets; or (c) except as disclosed on SCHEDULE

3.3, violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under), or result in the creation of any lien on any of the Acquired Assets pursuant to any material agreement, indenture, mortgage or other instrument to which Seller is a party or by which it is bound or affected.

         3.4 Governmental and Other Consents. No approval, authorization, consent, order or other action of, or filing with, any governmental authority or administrative agency is required in connection with the execution and delivery by Seller of this Agreement or the consummation of the transactions contemplated hereby or thereby, other than filings related to the WARN Act, compliance with which shall be the sole responsibility of Seller. Except as set forth in
SCHEDULE 3.4, no approval, authorization or consent of any other third party is required in connection with the execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, except as may have been previously obtained by Seller (or Purchaser in the Distribution Agreements (as defined below)), or those which will be obtained prior to Closing.

         3.5 Title to Acquired Assets. Except for leased or licensed property set forth in SCHEDULE 3.5A, Seller is the sole and exclusive legal owner of all right, title and interest in the Acquired Assets, and when delivered to Purchaser, the Acquired Assets constituting personal property shall be free and clear of liens, claims, security interests, judgments, restrictions, reservations, conditional sales, prior assignments, or other encumbrances, burdens or charges of any nature except liens for taxes not yet payable, and liens permitted or incurred by Purchaser. Within the past ten years, Seller has not done business under or been known by any name other than its present corporate name, or done business at any address other than the names and addresses set forth in SCHEDULE 3.5B.

         3.6 Storage of Inventory. None of the Acquired Inventory, as of the Closing Date, will consist of items that have been mishandled or not stored by Seller or on Seller's behalf in strict accordance with the requirements of the Supplier whose trademarks it bears.

         3.7  Case Volume. The Annual Case Sales Statement set forth on
SCHEDULE 3.7 is an accurate listing of the Case sales volumes for the Beverages by beverage brand, flavor and package which Seller has sold in the Territories during the period commencing November 1, 1997 through October 31, 1998.)

         3.8 Litigation. There is no order of any court, governmental agency or authority and no action, suit, proceeding or publicly disclosed investigation, judicial, administrative or otherwise that is pending or, to Seller's knowledge (without any inquiry whatsoever), threatened against or affecting the Seller which, if adversely determined, might materially and adversely affect the Business, the Acquired Assets or the operations, properties or conditions (financial or otherwise) of the Seller or which challenges the validity or propriety of any of the transactions contemplated by this Agreement.

         3.9 Finders and Brokers. Except as set forth in SCHEDULE 3.9, no person has, as a result of any agreement entered into by Seller, any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment.

         3.10 No Adverse Distribution Rights. Except as described in SCHEDULE 3.10, the Seller holds the Acquired Distribution Rights free of any and all adverse claims of any Third Party and no Third Party has any adverse license, right or color of right, existing or inchoate, expressed or implied, vested or contingent, to purchase, sell, distribute, promote, market or otherwise deal in any Beverages in any portion of the Territories, provided, however, the Seller makes the foregoing representations only to the best of its knowledge, information and belief with respect to any claims or rights in Third Parties that may arise or exist on account of any actions taken by or on behalf of any of the Suppliers.

         3.11 No Untrue Written Statements. All representations or warranties by Seller in this Agreement and in any Schedule, all other written statements attached hereto, and all certificates furnished or to be furnished to Purchaser by or on behalf of Seller in connection with this Agreement including, without limitation, the Customer Lists, the Statement of Net Selling Price, and the lists provided pursuant to Section 13.1, are true, accurate and correct in all material respects to the best knowledge and belief of Seller. No representations are made with respect to any statements, written or otherwise, not included in or attached to this Agreement or referenced in this Section 3.11.

         3.12 No Other Representations. Except for the express representations and warranties contained in this Agreement, Seller makes no other representations or warranties of any nature whatsoever, and Seller hereby disclaims any and every other representation and warranty of any nature whatsoever.

4.       REPRESENTATIONS AND WARRANTIES OF PURCHASER.

         Purchaser hereby represents and warrants to Seller as follows:

         4.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania and has all requisite power and authority to own and lease its properties and carry on its business as currently conducted.

         4.2 Due Authorization. Purchaser has full power and authority to enter into and perform this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally or general equitable principles.

         4.3 Execution and Delivery. Neither the execution and delivery by Purchaser of this Agreement nor the consummation by it of the transactions contemplated hereby will: (a) conflict with or result in a breach of the Articles of Incorporation or Bylaws of Purchaser; (b) violate any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental authority; or (c) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any indenture, mortgage, lease, contract or other instrument to which Purchaser is a party or by which it is bound or affected.

         4.4 Consents. No consent, approval, authorization, license, exemption of, filing or registration with any court, governmental authority, commission, board, bureau, agency or instrumentality, domestic or foreign, is required by Purchaser in connection with the execution and delivery of this Agreement or the consummation by it of any transaction contemplated hereby or thereby. Except as set forth in SCHEDULE 4.4, no approval, authorization or consent of any other Third Party is required in connection with the execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, except as may have been previously obtained by Purchaser or Seller.

         4.5 Finders and Brokers. No person has, as a result of any agreement entered into by Purchaser, any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment.

         4.6 Litigation. There is no order of any court, governmental agency or authority and no action, suit, proceeding or publicly disclosed investigation, judicial, administrative or otherwise that is pending or, to Purchaser's knowledge (without any inquiry whatsoever), threatened against or affecting Purchaser which, if adversely determined, might materially and adversely affect the assets, operations, properties or conditions (financial or otherwise) of Purchaser or which challenges the validity or propriety of any of the transactions contemplated by this Agreement.

         4.7 Distribution Agreements. Purchaser is ready, willing and able to enter into, Purchaser's Distribution Agreements with the Suppliers as of the Closing which Distribution Agreements are acceptable to Purchaser and which contain express consents from the Suppliers to the termination of Seller's distribution rights in the Territories.

         4.8 No Other Representations. Except for the express representations and warranties contained in this Agreement, Purchaser makes no other representations or warranties of any nature whatsoever, and Purchaser hereby disclaims any and every other representation and warranty of any nature whatsoever.



5.       CERTAIN COVENANTS AND AGREEMENTS.

         5.1 Reasonable Efforts. Each of Seller and Purchaser shall take all reasonable action necessary and cooperate in good faith to consummate the transactions contemplated by this Agreement and will use all necessary and reasonable means at its disposal to obtain all necessary consents and approvals of other persons and governmental authorities required to enable it to consummate the transactions contemplated by this Agreement. Except as otherwise provided herein, each of Seller and Purchaser acknowledges and agrees that it shall pay all costs, fees and expenses incurred by it in obtaining such necessary consents and approvals. Each party shall make, if any, all filings, applications, statements and reports to all governmental agencies or entities which are required to be made prior to the Closing Date by or on its behalf pursuant to any statute, rule or regulation in connection with the transactions contemplated by this Agreement, and copies of all such filings, applications, statements and reports shall be provided to the other.

         5.2 Public Announcements. Prior to the Closing Date, all notices to third parties and other publicity relating to the transaction contemplated by this Agreement shall be made only after joint planning and agreement by Seller and Purchaser. Additionally, the parties reaffirm and incorporate by reference the terms and provisions of that certain Confidentiality Letter Agreement dated August 21, 1998.

         5.3 Obligations Pending Closing. During the period from the date hereof to the Closing Date, unless the prior consent of Purchaser is first obtained, Seller shall not knowingly take any action which would cause any representation contained in Article 3 to be untrue as of the Closing Date. Purchaser acknowledges that Seller has taken and will take certain actions to curtail its normal conduct of the Business. In addition, during the period from the date hereof to the Closing Date, unless the prior consent of Seller is first obtained, Purchaser shall not knowingly take any action which would cause any representation contained in Article 4 to be untrue as of the Closing Date

         5.4 Seller to Pay Creditors as of Closing Date. Seller shall deliver checks representing payment in full of all known fixed, liquidated and non-disputed obligations owed to all of its creditors as of the Closing Date (except for those obligations and creditors identified in SCHEDULE 5.4) and neither Purchaser nor any of the Acquired Assets at any time after Closing shall be subjected to any damage, claim or expense by or on behalf of any creditor of Seller with respect to any obligation owed or claimed to be owed to any such creditor by Seller.

         5.5 Glass Door Merchandisers. For the six months immediately following the Closing Date, Purchaser shall allow Seller to use one shelf of each glass door merchandiser machine sold hereunder for Seller's beverage inventory which is not being sold hereunder. Seller shall reimburse Purchaser for any physical damage to such machines proximately caused by Seller placing such beverages in such machines and Seller shall defend and indemnify Purchaser from all claims of whatever nature made by any Third Party against Purchaser relating to Seller's use of such machines after Closing.

6.       CONDITIONS TO PURCHASER'S CLOSING.

         All obligations of Purchaser under this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, it being understood that Purchaser may, in its sole discretion, waive any or all of such conditions in whole or in part:

         6.1 Representations, Etc. Seller shall have performed in all material respects the covenants and agreements contained in this Agreement that are to be performed by it at or prior to the Closing, and the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement).

         6.2 No Adverse Litigation. No order or temporary, preliminary or permanent injunction or restraining order shall have been entered and no action, suit or other legal or administrative proceeding by any court or governmental authority, agency or other person shall be pending or threatened on the Closing Date which may have the effect of (i) making any of the transactions contemplated hereby illegal, or (ii) making Purchaser liable for the payment of damages to any person in respect of the Business or the Acquired Assets.

         6.3 Closing Deliveries. Purchaser shall have received each of the documents or items required to be delivered to it pursuant to Section 8.1 hereof.

7.       CONDITIONS TO SELLER'S CLOSING.

         All obligations of Seller under this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, it being understood that Seller may, in its sole discretion, waive any or all of such conditions in whole or in part:

         7.1 Representations, Etc. Purchaser shall have performed in all material respects the covenants and agreements contained in this Agreement that are to be performed by Purchaser as of the Closing, and the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement).

         7.2 No Adverse Litigation. No order or temporary, preliminary or permanent injunction or restraining order shall have been entered and no action, suit or other legal or administrative proceeding by any court or governmental authority, agency or other person shall be pending or threatened on the Closing Date which may have the effect of (i) making any of the transactions contemplated hereby illegal, or (ii) making Seller liable for the payment of damages to any person in respect of the Business or the Acquired Assets.

         7.3 Closing Deliveries. Seller shall have received each of the documents or items required to be delivered to it pursuant to Section 8.1.

         7.4 WARN Act. Seller shall be satisfied, in its sole but reasonable discretion, that it has complied with the mandates of the WARN Act.

8.       DOCUMENTS TO BE DELIVERED AT OR BEFORE CLOSING.

         8.1 To Purchaser. At or before the Closing, there shall be delivered to
Purchaser:

                  8.1.1 The Bill of Sale and Assignment.

                  8.1.2 A certificate, signed by an executive officer of Seller, as to the fulfillment of the conditions set forth in Section 6.1 hereof.

                  8.1.3 All other items reasonably requested by Purchaser.

                  8.1.4 he Escrow Agreement.

         8.2 To Seller. At or before the Closing, there shall be delivered to Seller:

                  8.2.1 A certificate, signed by an executive officer of Purchaser, as to the fulfillment of the conditions set forth in Section
         7.1 hereof.

                  8.2.2 The Escrow Agreement.

                  8.2.3 That portion of the Purchase Price determined pursuant to the Escrow Agreement.

                  8.2.4 All other items reasonably requested by Seller.

         8.3 To Escrow Agent. At or before the Closing, there shall be delivered to the Escrow Agent:

                  8.3.1 The Escrow Agreement, and

                  8.3.2 Those amounts determined pursuant to paragraph 2.4
                        which are required to be delivered to the Escrow Agent, and

                  8.3.3 All other items reasonably requested by Escrow Agent.

9.       SURVIVAL.

         All representations, warranties, covenants and agreements made by any party to this Agreement or pursuant hereto shall be deemed to have been relied upon by the parties hereto and shall survive the Closing as follows:

         9.1      The representations and warranties in Sections 3.6 and 5.4 and
                  Article 13 shall survive indefinitely (subject to applicable statutes of limitations).

         9.2 Seller shall remain liable for one year after Closing for its representations in Section 3.10, and notice of any claim of any nature thereunder seeking indemnification or any other remedy must be given within one (1) year from the Closing Date, and if not, shall be deemed waived and forfeited.

         9.3 All other claims for indemnification or otherwise shall be made, if at all, not later than the 185th day after the later of the Closing Date, or the public dissemination of the transactions contemplated hereby, and if not made shall be deemed waived and forfeited.

10.      INDEMNIFICATION OF PURCHASER.

         Subject to the limitations set forth in Articles 9 and 12, Seller shall defend, indemnify and hold Purchaser harmless from, against, for and in respect of:

         10.1 any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Purchaser because of the breach of any written representation, warranty, agreement or covenant of Seller contained in this Agreement or any certificate or agreement executed in connection with this Agreement;

         10.2 any and all liabilities, obligations, claims and demands arising out of the ownership or the Acquired Assets or operation of the Business at all times prior to the Closing Date); and

         10.3 any and all liabilities, obligations, claims and demands arising out of alleged defects in products sold by Seller at any time; and

         10.4 all reasonable costs and expenses (including, without limitation, attorney's fees, interest and penalties) incurred by Purchaser in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Article 10.

11.      INDEMNIFICATION OF SELLER.

         Subject to the limitations set forth in Articles 9 and 12, Purchaser shall indemnify and hold Seller harmless from, against, for and in respect of:

         11.1 any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Seller because of the breach of any written representation, warranty, agreement or covenant of Purchaser contained in this Agreement or any certificate or agreement executed in connection with this Agreement;

         11.2 any and all liabilities, obligations, claims and demands arising out of the ownership of the Acquired Assets and operation of Purchaser's business on and after the Closing Date, except to the extent the same arises from a breach of any written representation, warranty, agreement or covenant of Seller contained in this Agreement or any certificate or agreement executed in connection with this Agreement;

         11.3 all reasonable costs and expenses (including, without limitation, attorney's fees, interest and penalties) incurred by Seller in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Article 11.

12.      GENERAL RULES REGARDING INDEMNIFICATION.

         The obligations and liabilities of each indemnifying party hereunder with respect to claims resulting from the assertion of liability by the other party or indemnified third parties shall be subject to the following terms and conditions:

         12.1 The indemnified party shall give prompt written notice (which in no event shall exceed thirty (30) days from the date on which the indemnified party first became aware of such claim or assertion) to the indemnifying party of any claim which might give rise to a claim by the indemnified party against the indemnifying party based on the indemnity agreements contained in Articles 10 or 11 hereof, stating the nature and basis of said claims and the amounts thereof, to the extent known;

         12.2 If any action, suit or proceeding is brought against the indemnified party with respect to which the indemnifying party may have liability under the indemnity agreements contained in Articles 10 or 11 hereof, the action, suit or proceeding shall, upon the written acknowledgment by the indemnifying party that it is obligated to indemnify under such indemnity agreement, be defended (including all proceedings on appeal or for review which counsel for the indemnified party shall deem appropriate) by the indemnifying party. The indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the indemnified party's own expense unless (a) the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized in writing by the indemnifying party in connection with the defense of such action, suit or proceeding, or (b) counsel to such indemnified party shall have reasonably concluded and specifically notified the indemnifying party that there may be specific defenses available to it which are different from those available to the indemnifying party, in any of which events the indemnifying party, to the extent made necessary by such defenses, shall not have the right to direct the defense of such action, suit or proceeding on behalf of the indemnified party. In the latter such case only that portion of such fees and expenses of the indemnified party's separate counsel reasonably related to matters covered by the indemnity agreements contained in Articles 10 or 11 hereof shall be borne by the indemnifying party. The indemnified party shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is represented by separate counsel.

         12.3 The indemnified party shall make available, upon reasonable notice, to the indemnifying party and its attorneys and accountants all books and records of the indemnified party relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

         12.4 The indemnified party shall not make any settlement of any claims without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

         12.5 If any claims are made by an indemnified party for which an indemnifying party would be liable, and it appears likely that such claims might also be covered by the indemnified party's insurance policies, the indemnified party shall make a timely claim under such policies and to the extent that such party obtains any recovery from such insurance, such recovery shall be offset against any sums due from an indemnifying party (or shall be repaid to the indemnifying party by the indemnified party to the extent that an indemnifying party has already paid any such amounts). In addition, any claim for indemnity hereunder shall be reduced by any tax-related benefit reasonably expected by Purchaser to be received or actually received by Purchaser, viewing such claim without being affected by any of Purchaser's other activities.

         12.6 The indemnified party shall not make any claim unless and until it has incurred indemnified losses, damages and expenses in the cumulative aggregate amount of $25,000.00, and then only in respect of the excess over such $25,000.00 minimum. All claims for indemnification and liability pursuant thereto shall not, in any event, exceed $500,000 provided, however, that there shall be no limit and no deductible with respect to claims by Seller's creditors.

         12.7 Purchaser and Seller acknowledge and agree that the foregoing indemnification provisions in Articles 10, 11 and 12 hereof shall be the sole and exclusive remedies for breaches or defaults of any representation, warranty, covenant or agreement contained herein or in any other document or instrument delivered in connection herewith, except in the case of fraud.

         12.8 All amounts owed under this Article 12 not paid when due shall bear interest at a rate equal to 15% per annum.

13.      NOTICE OF CREDITORS OF SELLER.

         13.1 Identification of Seller's Creditors. Seller will furnish to Purchaser at Closing a written list, signed and sworn to or affirmed by Seller, of the names and business addresses of all creditors of Seller, with the amounts of indebtedness due, when known, ("List of Creditors"), and also the names of all persons known to assert claims against Seller, even if such claims are disputed.

         13.2 Payment of Creditors. Seller shall notify by registered or certified mail posted at Closing all Creditors whose names appear on the List of Creditors (except those identified in SCHEDULE 5.4), and all other persons known to Purchaser to hold or assert claims against Seller, that a bulk transfer has been made and shall identify the Acquired Inventory and the glass door merchandisers as have been sold to Purchaser. Each notice shall be delivered together with Seller's check evidencing payment in full the amount deemed by the notice to be owed. For purposes of this Section 13, the word "creditors" includes, without limitation, all taxing authorities and all employees of the Seller.

         13.3 Purchaser Assuming no Obligations of Seller. It is especially understood and agreed that Purchaser is not assuming any obligations or liabilities of Seller hereunder, and Seller hereby represents and warrants that all of Seller's creditors shall be paid in full as the obligations to such creditors become due.

14.      MISCELLANEOUS PROVISIONS.

         14.1 Expenses. Except as otherwise expressly provided herein, each party shall pay the fees and expenses incurred by it in connection with the transactions contemplated by this Agreement. Purchaser shall be responsible for all transfer taxes, fees or other charges levied as a result of the transaction described by this Agreement.

         14.2 Accounts Receivable. As of and following Closing, Seller will collect for itself all accounts receivable with respect to Business which relate to any period prior to the Closing. Within sixty (60) days following Closing,
(a) Seller shall deliver to Purchaser a complete and detailed statement setting forth all collections of accounts receivable which relate to the Business during the period after the Closing, along with, if applicable, the cash proceeds of all such accounts receivable collected on behalf of Purchaser, and (b) Purchaser shall deliver to Seller a complete and detailed statement setting forth all collections of accounts receivable which relate to any period prior to the Closing, along with, if applicable, the cash proceeds of all such accounts receivable collected on behalf of Seller. Payments on accounts receivable shall be credited to the invoice reasonably identified by amount paid, invoice, invoice number, or other customer identification indicating that a specific invoice is being paid. In the event that a payment cannot be matched to a particular invoice or if an invoice is overpaid, it shall be applied against the oldest invoice first. Both parties shall be entitled, upon reasonable prior written notice to the other, to inspect the books and records of the other solely for the purpose of verifying the accuracy of the reports delivered hereunder, and shall make a good faith effort to match payments on accounts receivables to the appropriate invoice.

         14.3 Amendment. This Agreement may be amended at any time but only by an instrument in writing signed by the parties hereto.

         14.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if mailed by certified mail, return receipt requested, or by nationally recognized "next-day" delivery service, to the parties at the addresses set forth below (or at such other address for a party as shall be specified by like notice), or sent by confirmed facsimile with a cover page to the number set forth below (or such other number for a party as shall be specified by proper notice hereunder):

If to Purchaser:                             Canada Dry Potomac Corporation
                                             1201 East West Highway
                                             Silver Spring, Maryland  20910
                                             Attn:  Richard E. Wolfe
                                             Fax: (301) 589-5019

With a copy to :                             Kent Walker, Esq.
                                             Blank Rome Comisky & McCauley LLP
                                             One Logan Square
                                             Philadelphia, Pennsylvania  19103
                                             Fax: (215)  832-5783

If to Seller:                                Atlantic Premium Brands, Ltd.
                                             650 Dundee Road, Suite 370
                                             Northbrook, Illinois  60062
                                             Attn:  Chief Financial Officer
                                             Fax:  (847) 480-0199

With a copy to :                             Tom D. Wippman, Esq.
                                             650 Dundee Road, Suite 370
                                             Northbrook, Illinois  60062
                                             Fax: (847) 480-1251

         14.5 Assignment. This Agreement may not be assigned by either party without the prior consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and permitted assigns.

         14.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         14.7 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

         14.8 Entire Agreement. This Agreement and the documents referred to herein contain the entire understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties, conveyances or undertakings other than those expressly set forth herein. This Agreement supersedes any prior agreements and understandings between the parties with respect to the subject matter.

         14.9 Waiver. No attempted waiver of compliance with any provision or condition hereof, or consent pursuant to this Agreement, will be effective unless evidenced by an instrument in writing by the party against whom the enforcement of any such waiver or consent is sought.

         14.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

         14.11 Intended Beneficiaries. The rights and obligations contained in this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such entities as set forth herein and shall not benefit, do not benefit and may not be relied upon by any unrelated third parties.

         14.12 Mutual Contribution. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that such party drafted the provision or caused it to be drafted or the provision contains a covenant of such party.

15. Definitions. For the purposes of this Agreement, except as otherwise expressly provided, the terms defined in this Article 15 have the meanings assigned to them in this Article, wherever they appear in the Agreement; the plural form of a defined term shall have the same meaning as the defined singular term and the singular form of a defined term shall have the same meaning as a defined plural form.

         15.1 The term "ACQUIRED ASSETS" shall mean the tangible and intangible property set forth on SCHEDULE 15.1 attached hereto.

         15.2 The term "ACQUIRED DISTRIBUTION RIGHTS" shall mean the exclusive rights of the Seller to market, sell and deliver Beverages within Territories, provided, however, that such term shall not include the rights to distribute Arizona products unless Purchaser has entered into an Arizona Agreement.

         15.3 The term "ACQUIRED INVENTORY" shall mean those stocks and inventories of the Beverages and of Hires, Crush and Vernors branded products owned by and in the possession of the Seller on the Closing Date, (i) which are packed into cartons or trays and assembled on to pallets ready for shipment,
(ii)
which are free of all apparent defects in quality, whether of contents or packaging, and (iii) whose age (since date of manufacture) is not less than the following: AriZona Regular and Diet: 110 days; Mistic and Stewarts Regular: eleven (11) months; Mistic and Stewarts Diet: five (5) months: Hires, Crush and Vernors, eleven (11) months. The Acquired Inventory shall include any of those sku's listed in SCHEDULE 15.3.

         15.4 The term "ARIZONA AGREEMENT" shall mean any agreement between Purchaser and Hornell Brewing Co., Inc. for the exclusive wholesale distribution by Purchaser of AriZona-brand beverages in the Territory.

         15.5 The term "BEVERAGES" shall mean any and all beverage products identified with the AriZona, Stewarts or Mistic trademarks.

         15.6 The term "BILL OF SALE AND ASSIGNMENT" shall mean a document in form and substance of EXHIBIT 15.6 attached.

         15.7 The term "CASE" shall mean a carton or tray containing twenty-four bottles or their equivalent number (e.g., for example, a carton of twelve bottles of whatever size shall count as one-half case).

         15.8 The term "CLOSING" shall mean the transfer of the Assets to Purchaser simultaneous with the payment of the Purchase Price to the Seller and to the Escrow Agent pursuant to this Agreement.

         15.9 The term "CLOSING DATE" shall mean the date on which the Closing occurs.

         15.10 The term "CUSTOMER" shall mean each and every Person who purchased Beverages from the Seller during the period from November 1, 1997 through October 31, 1998.

         15.11 The term "CUSTOMER LIST" shall mean a list or lists which collectively includes all Customers identified by name, address, telephone number, principal contact and each sale of Beverages made by Seller in the Territories, described by brand, flavor, package, date of sale, place of delivery, and net selling price, during the period from November 1, 1997 through October 31, 1998, in the format of EXHIBIT 15.11.

         15.12 The term "DISPUTED CASE SALES" shall mean the Case volumes for AriZona, Mistic and Stewarts products by Beverage brand, and channel of distribution, which Seller claims to have sold in the Territories during the period from November 1, 1997 through October 31, 1998, which claims are disputed in good faith in writing stating the reason such Case(s) is (are) disputed by Purchaser, to be delivered in the form of SCHEDULE 15.12 (the "DISPUTED CASE SALES STATEMENT.")

         15.13 The term "DISTRIBUTOR CLAIM" shall main any written assertion by or on behalf of any Person made to any other Person that the Person by or on behalf of whom the assertion is made has any license, right or color of right, existing or inchoate, expressed or implied, vested or contingent, to purchase, sell, distribute, promote, market or otherwise deal in any Beverages in any of the Territories. Distributor Claims include, without limitation, all statements or assertions (whether or not addressed to a party to this Agreement) made in any letter, notice, demand, memorandum, complaint, suit or action in any court or to any administrative agency or arbitration association or arbitrator.

         15.14 The term "ESCROW AGENT" shall mean those Persons designated as such by the Escrow Agreement.

         15.15 The term "ESCROW AGREEMENT" shall mean that document in form and substance of Exhibit 15.15, attached.

         15.16 The term "ESCROW FUND" shall mean those funds delivered to the Escrow Agent at Closing, as such funds may be increased by interest and diminished by payments and expenses from time to time.

         15.17 The term "INVENTORY COST LIST" shall mean the schedule of all stock keeping units ("SKU's") of the Acquired Inventory separately priced by each SKU (or package size). The price for each shall be as set forth on SCHEDULE 15.17.

         15.18 The term "PERSON" shall mean any natural person, corporation or other legal business, governmental, charitable, fraternal, religious or social entity, association or organization and any agent of the foregoing.

         15.19 The term "PURCHASE PRICE" shall mean the sum of (i) the Undisputed Case Sales, multiplied by $2.50, plus (ii) the value of the Acquired Inventory, determined by reference to the Inventory Cost List and the physical count of the Acquired Inventory conducted pursuant to paragraph 2.1.3, and (iii) the Disputed Case Sales determined after Closing pursuant to arbitration as provided by the Escrow Agreement to have been made for ultimate sale to consumers in the Territory, multiplied by $2.50.

         15.20 The term "PURCHASER'S DISTRIBUTION AGREEMENTS" shall mean agreements Purchaser has entered into, or is ready, willing and able to enter into, with the Suppliers respecting the Acquired Distribution Rights, which agreements are acceptable to Purchaser, in its sole discretion, and which contain express consents from the Suppliers to the termination of Seller's distribution rights in the Territories.

         15.20A The term "STATEMENT OF NET SELLING PRICE" shall mean the list of selling prices, by channel, brand and package size, after all discounts, but before recoveries for the Beverages sold by Seller for the 12 month period ended August 31, 1998 set forth in EXHIBIT 15.20A, which net prices Seller represents were no less for the twelve months ended October 31, 1998.

         15.21 The term "SUPPLIER" shall mean each of Hornell Brewing Co., Inc., Cable Car Beverage Corporation (or its successor), Mistic Brands, Inc. and Triarc Companies, Inc.

         15.22 The term "TERRITORIES" shall mean the exclusive territories for the marketing, sale and distribution of AriZona, Stewarts and Mistic products as contractually designated by the Suppliers of those products, as set forth in
SCHEDULE 15.22.

         15.23 The term "THIRD PARTY" shall mean any Person, other than the Seller and the Purchaser.

         15.24 The term "UNDISPUTED CASE SALES" shall mean the actual number of Cases of Beverages which Purchaser and Seller agree that Seller sold in the Territories (for ultimate resale to consumers in the Territories) during the period from November 1, 1997 through October 31, 1998.)

         15.25 The term "WARN ACT" shall mean Worker Adjustment and Retraining Notification Act ("WARN"), 29 U.S.C. Sections 2101-2109, which took effect on February 4, 1989.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                             ATLANTIC PREMIUM BRANDS, LTD.


                                             By /s/ ALAN F. SUSSNA
                                                -------------------------------
                                                Alan F. Sussna, President


                                             CANADA DRY POTOMAC CORPORATION



                                             By /s/ RICHARD E. WOLFE
                                                -------------------------------
                                                Richard E. Wolfe, President

                         INDEX TO SCHEDULES AND EXHIBITS


                                   Schedules:
                                   ----------

             2.4     Allocation of Purchase Price.
             3.3     Seller's Conflicts with Laws and other Contracts.
             3.4     Seller Required Third Party Consents.
             3.5A    Seller's Leased and Licensed Acquired Assets.
             3.5B    Seller's Former Names and Addresses.
             3.7     Annual Case Sales Statement.
             3.9     Seller's Finders and Brokers.
             3.10    Distribution Rights of Third Parties Adverse to Purchaser.
             4.4     Purchaser Required Third Party Consents.
             5.4     Seller's Creditors and Obligations NOT Paid at Closing.
             15.1    Acquired Assets.
             15.3    SKU's for Acquired Inventory.
             15.11   Customers List.
             15.12   Form of Disputed Case Sales Statement.
             15.17   Inventory Cost List.
             15.22   Territories.

             Exhibits
             --------

             15.5         Bill of Sale and Assignment.
             15.15        Escrow Agreement.
             15.20A       Statement of Net Selling Prices.







             THE COMPANY AGREES TO FURNISH SUPPLEMENTALLY A COPY OF ANY OF THE SCHEDULES AND EXHIBITS LISTED ABOVE TO THE SECURITIES AND EXCHANGE COMMISSION UPON REQUEST.